UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39880

MYT NETHERLANDS PARENT B.V.
(Exact Name of Registrant as Specified in its Charter)

Einsteinring 9
85609 Aschheim/Munich
Germany
+49 89 127695-614
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 18, 2024, MYT Netherlands Parent B.V. issued a press release containing preliminary unaudited financial results for the third quarter ending March 31, 2024 and confirmed the lower end of the guidance for full fiscal year 2024 as well as the announcement of the date for the conference call regarding its unaudited financial results for the third fiscal quarter ended March 31, 2024. The conference call will be held on May 15, 2024 at 8am Eastern time.

A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description

99.1	Press Release of Preliminary Q3, FY 2024 Results and Full Fiscal Year 2024 Outlook

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MYT Netherlands Parent B.V.

By:	/s/ Martin Beer
Name:	Dr. Martin Beer
Title:	Chief Financial Officer

Date: April 18, 2024